Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

December 14, 2009

JOINT PRESS RELEASE

Barclays Capital lists iPath® Exchange Traded Note on SGX, first-ever ETN in Asia outside Japan

15 December 2009 - Barclays Capital, the investment banking division of Barclays Bank PLC, and Singapore Exchange Limited (SGX) today announced the listing of the iPath® Dow Jones-UBS Commodity Index Total ReturnSM Exchange-Traded Note (ETN) on the SGX.

The iPath® Dow Jones-UBS Commodity Index Total ReturnSM ETN is the first-ever ETN listed in Asia outside Japan and provides both institutional and retail investors with exposure to a broad range of commodities during the Asian time zone.

iPath® ETNs were first launched by Barclays Capital in the US in 2006 and are designed to provide investors with convenient access to the returns of market benchmark indices, less investor fees. The iPath® ETNs are senior, unsecured, unsubordinated debt securities linked to the performance of an underlying index.

“We are very excited to bring the iPath® ETN platform to investors in Asia. iPath® ETNs have been tremendously successful in the US attracting over US$5 billion in market capitalisation with over US$80 billion in volume traded since inception,” said Philippe
El-Asmar, Head of Investor Solutions at Barclays Capital. “iPath® ETNs provide investors with simple, transparent, cost efficient instruments that provide access to difficult-to-reach markets with the ease of trading through an exchange,” he added.

Ms Janice Kan, Senior Vice President & Head of Product Development at SGX said, “We are pleased to be the first listing venue for Barclays Capital’s iPath® ETN platform in Asia. The launch of this new product class broadens our suite of investment offerings and will provide investors with cost-efficient access to the commodities asset class, and eventually, a range of other asset classes. This underpins our efforts in developing SGX as the one-stop investment gateway in Asia.”

Peter Hu, Barclays Capital’s Head of Investor Solutions in Non Japan Asia said, “We are delighted to be able to provide investors with a new way to invest across different asset classes during Asian trading hours. The iPath® Dow Jones-UBS Commodity Index Total ReturnSM ETN we are launching today enables investors to gain exposure to a broad range of underlying commodities with ease via a single, liquid and transparent instrument. We see self-directed investors becoming an increasingly important client segment in Asia and we plan to cater for their varied investment needs by launching many more iPath® ETNs in the future.”

Further information can be found on the iPath Asia website at www.iPathAsia.com

There are currently 30 iPath® ETNs listed on the NYSE Arca stock exchange in the US. In addition to this launch in Singapore, Barclays Capital also launched iPath® ETNs in Europe and Canada on 9 December, marking the global expansion of the iPath® ETNs platform.

-End-

For further information please contact:

Barclays Capital Angie Tang Corporate Communications Tel: (65) 6308 3490 Email: angie.tang@barclayscapital.com	SGX Carolyn Lim Corporate Communications Tel: (65) 6236 8139 Email: carolyn.lim@sgx.com Singapore Exchange Limited Company Registration No. 199904940D

Notes to editors:

About Barclays Capital

Barclays Capital is the investment banking division of Barclays Bank PLC. With a distinctive business model, Barclays Capital provides large corporate, government and institutional clients with a full spectrum of solutions to their strategic advisory, financing and risk management needs. Barclays Capital has offices around the world, employs 20,000 people and has the global reach, advisory services and distribution power to meet the needs of issuers and investors worldwide.

For further information about Barclays Capital, please visit our website www.barclayscapital.com.

Barclays Capital - the investment banking division of Barclays Bank PLC. Registered in England 1026167. Registered office 1 Churchill Place, London, E14 5HP. Authorised and regulated by the Financial Services Authority and a member of the London Stock Exchange.

About Singapore Exchange

Singapore Exchange (SGX) was inaugurated on 1 December 1999, following the merger of two established and well-respected financial institutions - the Stock Exchange of Singapore (SES) and the Singapore International Monetary Exchange (SIMEX). SGX is Asia-Pacific’s first demutualised and integrated securities and derivatives exchange and is listed on its own bourse. The exchange’s stock is a component of benchmark indices such as the MSCI Singapore’s Free Index and the Straits Times Index (STI).

SGX aims to offer a highly trusted, comprehensive and efficient securities and derivatives marketplace for raising capital, risk transfer, trading, clearing and settlement. SGX facilitates the trading and clearing of commodity futures and over-the-counter (OTC) derivatives such as forward freight agreements and oil swaps. Through strategic alliances and partnerships with other exchanges around the world, SGX is firmly positioned as an Asian Gateway.

For more information, please visit SGX website: www.sgx.com

IMPORTANT INFORMATION

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the relevant Introductory Document, Pricing Supplement, Prospectus Supplement and Base Prospectus and documents incorporated by reference to such documents (collectively, Offering Documents).

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Offering Documents and other documents Barclays Bank PLC has filed with the SEC for more information about the issuer and this offering. You may get these documents for free by visiting www.iPathAsia.com (for investors of the iPath ETNs in Singapore) or EDGAR on the SEC website at www.sec.gov (for investors of the iPath ETNs in the U.S.). Alternatively, Barclays Bank PLC will arrange to send you the Offering Documents if you request them by calling +65 6308 3888 (for investors of the iPath ETNs in Singapore) or emailing info.iPathAsia@barclayscapital.com (for investors of the iPath ETNs in Singapore), or by calling told free 1-877-76-IPATH (for investors of the iPath ETNs in the U.S.) or investors of the iPath ETNs in the U.S. may request from any other dealer participating in the offering.

iPath ETNs are unsecured obligations of Barclays Bank PLC and are not secured debt. iPaths ETNs are riskier than ordinary debt securities and you may lose some or all of your principal. Risks of investing in the iPath ETNs include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in iPath ETNs is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your iPath ETNs even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

Investors of the iPath ETNs in Singapore should also be aware of the risks relating to trading of the iPath ETNs on the SGX-ST, exchange rate risks and the difficulties in enforcing foreign judgments against Barclays Bank PLC and its management. Further, the return on an investment in the iPath ETNs will be affected by charges incurred by the investors of the iPath ETNs in Singapore. For a description of these risk factors, please see “Risk Factors” in the relevant Singapore Introductory Document.

The iPath ETNs are solely the obligations of Barclays Bank PLC and do not constitute deposits with Barclays Bank PLC within the meaning of the Banking Act, Chapter 19 of Singapore, and do not represent an interest in, obligations of, deposits with, or other liabilities of, and are not insured or guaranteed by any governmental agency or compensation scheme in Singapore, the United States or any other jurisdiction, Barclays Bank PLC, its affiliates or any other entity.

iPath ETNs may be sold during trading hours on the relevant securities exchange. There are restrictions on the minimum number of iPath ETNs you may redeem directly with the issuer as specified in the Offering Documents. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of iPath ETNs. Sale in the secondary market may result in significant losses.

iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors. Buying and selling iPath ETNs will result in brokerage commissions.

Barclays Capital, the investment banking division of Barclays Bank PLC, and its affiliates do not provide tax advice and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments) (i) is not intended or written to be used, and cannot by used, by your for the purpose of avoiding U.S. tax-related penalties; and (ii) was written to support the promotion or marketing of the transaction or other mattes addressed herein. Accordingly you should seek advice based on your particular circumstances from an independent tax advisor.

“Dow Jones®”, “DJ®” “UBS®”, “Dow Jones-UBS Commodity IndexSM”, “DJ-UBSCISM”, “Dow Jones-UBS Commodity Index Total ReturnSM”, “Dow Jones-UBS Agriculture Subindex Total ReturnSM”, “Dow Jones-UBS Aluminum Subindex Total ReturnSM”, “Dow Jones-UBS Cocoa Subindex Total ReturnSM”, “Dow Jones-UBS Coffee Subindex Total ReturnSM”, “Dow Jones-UBS Copper Subindex Total ReturnSM”, “Dow Jones-UBS Cotton Subindex Total ReturnSM”, “Dow Jones-UBS Energy Subindex Total ReturnSM”, “Dow Jones-UBS Grains Subindex Total ReturnSM”, “Dow Jones-UBS Industrial Metals Subindex Total ReturnSM”, “Dow Jones-UBS Lead Subindex Total ReturnSM”, “Dow Jones-UBS Livestock Subindex Total ReturnSM”, “Dow Jones-UBS Natural Gas Subindex Total ReturnSM”, “Dow Jones-UBS Nickel Subindex Total ReturnSM”, “Dow Jones-UBS Platinum Subindex Total ReturnSM”, “Dow Jones-UBS Precious Metals Subindex Total ReturnSM”, “Dow Jones-UBS Softs Subindex Total ReturnSM”, “Dow Jones-UBS Sugar Subindex Total ReturnSM” and “Dow Jones-UBS Tin Subindex Total ReturnSM” are service marks of Dow Jones & Company, Inc. (“Dow Jones”) and UBS AG (“UBS AG”), as the case may be, and have been licensed for use for certain purposes by Barclays Bank PLC. The Securities based on the indices are not sponsored, endorsed, sold or promoted by Dow Jones, UBS AG, UBS Securities LLC (“UBS Securities”) or any of their respective subsidiaries or affiliates. None of Dow Jones, UBS AG, UBS Securities, or any of their affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the Securities based on the indices or any member of the public regarding the advisability of investing in securities or commodities generally or in the Securities based on any of the indices particularly.

© 2009 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

NOT FDIC INSURED · NO BANK GUARANTEE · MAY LOSE VALUE